UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13(a)-16 or 15(d) of the Securities Exchange Act of 1934

Date of Report: December 27, 2024

JUPITER GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	333-214872	Not Applicable
(Jurisdiction of incorporation or organization)	(Commission File Number)	(Translation of Registrant’s name into English)

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010

(Address of principal executive office)

Marc Fogassa

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010

Telephone: (888) 412-0210

Email: marc.fogassa@jupitergoldcorp.com

(Name, Telephone, Address and E-mail of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F

☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant if submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock, par value $0.001 per share

(Title of Class)

Amended Certificate of Incorporation

On December 20, 2024, the Articles of Incorporation of Jupiter Gold Corporation, a Republic of the Marshall Islands corporation (the “Company”) were amended, through a filing with the Registrar of the Corporations of the Republic of the Marshall Islands, to change the name of the Company to Atlas Critical Minerals Corporation. This name change was carried out to reflect a broader focus of the Company following its merger with Apollo Resources Corporation, as previously reported (the “Merger”). After the Merger, the Company’s mineral rights holdings comprise:

●	Rare Earths: 53,692 hectares (~132,677 acres)
●	Copper: 7,156 hectares (~17,683 acres)
●	Graphite: 2,658 hectares (~6,568 acres)
●	Nickel: 1,101 hectares (~2,721 acres)
●	Iron Ore: 22,282 hectares (~55,060 acres); one of the mineral rights for iron ore has received the necessary permits for the establishment of an open pit iron ore mine
●	Gold: 30,294 hectares (~74,858 acres)
●	Quartzite: 94 hectares (~233 acres); the Company operates a producing quarry at a mineral right for quartzite

Unless noted otherwise, the Company’s mineral properties are in exploration or pre-exploration phases, and none of the aforementioned mineral rights overlap with mineral properties held by Atlas Lithium Corporation (“Atlas Lithium”). As of the date of this filing, Atlas Lithium owns 32.7% of the Company’s issued and outstanding common stock.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 27, 2024

By:	/s/ Marc Fogassa
Name:	Marc Fogassa
Title:	Chief Executive Officer